NEPHROS, INC.

380 Lackawanna Place

South Orange, New Jersey 07079

(201) 343-5202

May 21, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Robert Augustin

Re:	Nephros, Inc.
Registration Statement on Form S-3
File Number: 333-279328

Dear Mr. Augustin:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Nephros, Inc. requests acceleration of the effective date of the above-referenced Registration Statement so that the same shall become effective as of 4:00 p.m. Eastern Time on May 23, 2024, or as soon thereafter as possible.

Sincerely,

NEPHROS, INC.

By:	/s/ Judy Krandel
Judy Krandel
Chief Financial Officer